Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Amgen Inc. Amended and Restated Assumed Avidia Equity Incentive Plan (formerly known as the Avidia, Inc. Amended and Restated 2003 Equity Incentive Plan) and to the incorporation by reference therein of our reports dated March 2, 2006, with respect to the consolidated financial statements and schedule of Amgen Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005, Amgen Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Amgen Inc., filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Los Angeles, California

October 30, 2006